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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 67570

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/09** (MM/DD/YY) AND ENDING **12/31/09** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Bridge Capital Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5726 Williamsburg Drive
(No. and Street)

Norcross	**GA**	**30093**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carrie Wisniewski **(770) 923-9632**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2120 Powers Ferry Road, Suite 350	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

3/16/2010

OATH OR AFFIRMATION

I, Carrie Wisniewski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Bridge Capital Associates, Inc., as

of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Tiffany Messenger
Notary Public
State Of Georgia
My Commission Exp. February 7, 2012

Carrie P. Wisniewski
Signature

President
Title

Tiffany Messenger
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

BRIDGE CAPITAL ASSOCIATES, INC.

Financial Statements

December 31, 2009

With

Independent Auditor's Report

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
Bridge Capital Associates, Inc.

We have audited the accompanying statement of financial condition of Bridge Capital Associates, Inc., as of December 31, 2009 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bridge Capital Associates, Inc., as of December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 5, 2010
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

BRIDGE CAPITAL ASSOCIATES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

		2009
Cash and cash equivalents	$	48,521
Accounts receivable		24,339
Prepaid expenses		378
Due from related party		1,000
Total Assets	$	74,238

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued liabilities	$	4,338
Due to related parties		18,640
Note payable to bank		19,000
Total Liabilities		41,978
STOCKHOLDER'S EQUITY		32,260
Total Liabilities and Stockholder's Equity	$	74,238

The accompanying notes are an integral part of these financial statements.

BRIDGE CAPITAL ASSOCIATES, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2009

	2009
REVENUES	
Fees from branches and brokers	151,318
Interest income	477
Total revenues	151,795
GENERAL AND ADMINISTRATIVE EXPENSES	
Employee compensation and benefits	67,160
Occupancy	6,207
Other operating expenses	107,697
Total expenses	181,064
NET LOSS	$ (29,269)

The accompanying notes are an integral part of these financial statements.

BRIDGE CAPITAL ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2009

	2009
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (29,269)
Adjustments to reconcile net income to net cash provided by operations:	
Increase in accounts receivable	(1,474)
Increase in accounts payable and accrued liabilities	1,129
Decrease in prepaid expenses	13,582
Decrease in bank overdraft	(17,514)
NET CASH USED BY OPERATING ACTIVITIES	(33,546)
CASH FLOW FROM FINANCING ACTIVITIES:	
Distributions to stockholder	(16,423)
Increase in due from related party	(1,000)
Increase in due to related party	16,662
Increase in note payable to bank, net	19,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	18,239
NET DECREASE IN CASH AND CASH EQUIVALENTS	(15,307)
CASH AND CASH EQUIVALENTS BALANCE:	
Beginning of year	63,828
End of year	$ 48,521

The accompanying notes are an integral part of these financial statements.

BRIDGE CAPITAL ASSOCIATES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2009

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total
	Shares	Amount			
Capital contribution	100	$ 100	$ 19,900	$ 57,952	$ 77,952
Net loss				(29,269)	(29,269)
Distributions to stockholder				(16,423)	(16,423)
Balance, December 31, 2009	100	$ 100	$ 19,900	$ 12,260	$ 32,260

The accompanying notes are an integral part of these financial statements.

BRIDGE CAPITAL ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2009

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: Bridge Capital Associates, Inc. (the "Company"), a Georgia corporation, was organized in January 2007 and became broker-dealers in July 2007. The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

The Company provides a full service brokerage firm platform for investment bankers and mergers and acquisitions professionals through an independent contractor business model that allows investment banking professionals to maintain their existing corporate identity and infrastructure with minimal modifications required in order to achieve full compliance with SEC, FINRA and state rules and regulations.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

Income Taxes: The Company has elected S corporation status. Income or losses of the Company flow through to the stockholder and no income taxes are recorded in the accompanying financial statements.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Accounts Receivable: Accounts receivable are non-interest bearing uncollateralized obligations receivable from branches and brokers for desk fees that are due in accordance with the terms agreed upon.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Generally, customer and broker receivables are believed to be fully collectible; accordingly, no allowance for doubtful accounts is reflected in the accompanying financial statements.

NOTE B — NET CAPITAL

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of

$6,543, which was $1,543 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was 6.4 to 1.0.

NOTE C – RELATED PARTIES

The Company has an expense sharing agreement with a related company. Under the agreement, the related company provides the Company with office facilities and certain other general and administrative support in exchange for management fees. Expenses under the agreement for 2009 were approximately $89,000.

Effective October 1, 2009, the Company leases office space in a building owned by its sole stockholder for $1,500 monthly under a one year lease.

In addition, the Company paid fees to the related company for regulatory consulting and compliance of $3,000 for 2009.

NOTE D – NOTE PAYABLE TO BANK

The note payable to bank represents the balance due under a line of credit for $50,000. The note bears interest at 6% and expires April 2010.

SUPPLEMENTAL INFORMATION

SCHEDULE I
BRIDGE CAPITAL ASSOCIATES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934 AS OF DECEMBER 31, 2009

NET CAPITAL:

Total stockholder's equity	$ 32,260
Less nonallowable assets:	
Prepaid expenses	378
Accounts receivable	24,339
Due from related party	1,000
	(25,717)
Net capital before haircuts	6,543
Less haircuts	-
Net capital	6,543
Minimum net capital required	5,000
Excess net capital	$ 1,543
Aggregate indebtedness	$ 41,978
Net capital based on aggregate indebtedness	$ 2,799
Ratio of aggregate indebtedness to net capital	6.4 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2009

There is no significant differences between net capital as reported in Form X-17A-5 and net capital as reported above.

BRIDGE CAPITAL ASSOCIATES, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2009

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2009

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Stockholder
Bridge Capital Associates, Inc.

In planning and performing our audit of the financial statements of Bridge Capital Associates, Inc., for the year ended December 31, 2009, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Bridge Capital Associates, Inc., that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the division of duties and cross-checks generally included in a system of internal accounting control, and that alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

February 5, 2010
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC